SIXTH AMENDMENT TO THE
MORRISON RETIREMENT PLAN

        THIS SIXTH AMENDMENT is made on this 16th day of February, 2004, by RUBY TUESDAY, INC., a corporation duly organized and existing under the laws of the State of Georgia (the “Primary Sponsor”).

W I T N E S S E T H:

        WHEREAS, the Primary Sponsor maintains the Morrison Retirement Plan (the “Plan”), which was last amended and restated under an indenture dated October 21, 1994; and

        WHEREAS, the Primary Sponsor desires to amend the Plan to clarify the circumstances where a deemed termination of a portion of the Plan and its related trust may result from a Plan Sponsor permanently ceasing to make contributions to the Plan.

        NOW, THEREFORE, effective as of the date first set forth above, the Plan is hereby amended by deleting Section 13.2 in its entirety and by substituting therefor the following:

“13.2 Each Plan Sponsor, other than the Primary Sponsor, shall have the right to terminate its participation in the Plan and Trust by the adoption of a resolution of its board of directors or other appropriate governing body and the giving of notice in writing to the Primary Sponsor and the Trustee, unless the termination would result in the disqualification of the Plan or the Trust as to any other Plan Sponsor. If contributions by or on behalf of a Plan Sponsor completely and permanently cease, the Plan and Trust shall be deemed terminated as to such Plan Sponsor; provided, however, that if contributions of a Plan Sponsor completely and permanently cease in connection with a bankruptcy proceeding where that Plan Sponsor is the bankrupt entity, such circumstances, in and of themselves, shall not cause any portion of the Plan and Trust to be deemed terminated. In the event of the termination of the Plan, the benefits payable to any ‘highly compensated employee,’ as defined in Code Section 414(q), is limited to an amount that is nondiscriminatory under Code Section 401(a)(4).”

        Except as specifically amended hereby, the Plan shall remain in full force and effect as prior to this Sixth Amendment.

        IN WITNESS WHEREOF, the Primary Sponsor has caused this Sixth Amendment to be executed as of the day and year first above written.

RUBY TUESDAY, INC.
By:/s/ Daniel T. Cronk
Title: Senior Vice President

104319.00037
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